                                                                Exhibit 19









                                  1st
                                FRANKLIN
                               FINANCIAL
                              CORPORATION



                               QUARTERLY
                          REPORT TO INVESTORS
                                FOR THE
                          NINE MONTHS ENDED
                          SEPTEMBER 30, 1997

                          MANAGEMENT'S LETTER
Financial Condition:
-------------------
   Net receivables outstanding (gross receivables less unearned finance charges) at September 30 1997 were virtually unchanged as compared to the amount of net receivables outstanding at the beginning of the current year. The slowdown in receivables growth is attributed to increased competition by other consumer lenders and a decline in credit quality of the Company's existing customer base. Higher delinquency rates and rising loan losses have propelled Management to focus additional resources on collection efforts as opposed to loan originations.

   Although there was no growth in the loan portfolio, the Company's balance sheet continued to strengthen during the current year with total assets of the Company increasing by $6.4 million (3%) to $198.3 million at September 30, 1997 as compared to $191.9 million at December 31, 1996. Growth in the Company's investment portfolio was the primary reason for the increase. Sales of the Company's senior and subordinated debt securities continued to grow at a faster pace than the proceeds could be used by the Company's loan operations, thereby creating a cash surplus. Management invested these surplus funds into government bonds in an attempt to maximize yields, resulting in investment securities increasing $7.2 million (30%) during the nine months just ended.

   Effective January 1, 1997, the Company booked a one time non-recurring charge of $3.6 million in the Company's provision for income taxes to expense an accumulated prepaid tax asset. This was the primary factor in the $.6 million (6%) decrease in other assets during the nine months ended
September 30, 1997. The $3.6 million expense of prepaid income taxes (previously included in "Other Assets") resulted from a non-cash transaction made in conjunction with the Company's election to become an "S corporation" for income tax reporting purposes. That transaction was previously reported in greater detail in our "Investors Newsletter for the Three Months Ended March 31, 1997."

   Overall liabilities increased $6.1 million (4%) as a direct result of the increases in sales of the Company's senior and subordinated debt securities sold to the public.

Results of Operations:
---------------------
   Total revenues during the current year increased $2.1 million (5%) as compared to the same period in 1996 primarily due to increases in interest income. Average net receivables were $144.3 million during the nine months ended September 30, 1997 as compared to $136.3 million during the same nine-month period ended September 30, 1996. Interest income rose $.5 million (5%) and $1.7 million (6%) during the quarter and nine-month period just ended as compared to the same periods a year ago, respectively, as a result of the higher level of average net outstanding receivables. Also contributing to the increase in interest income was earnings generated from higher levels of investment securities outstanding.

   Increasing loan losses and operating expenses outpaced the increases in total revenues, which resulted in earnings before income taxes declining $.8 million (32%) and $1.8 million (25%) during the quarter and nine months ended September 30, 1997, respectively, as compared to the same periods a year ago. Declining credit quality and escalating bankruptcies caused net charge-offs to increase $.4 million (29%) and $.9 million (27%) during the three and nine periods of 1997 as compared to 1996.

   Higher personnel expenses and occupancy expenses due to expansion of branch office operations has had a major impact on other operating expenses during the current year as compared to the same period in 1996. Twenty-six new branch office locations have been opened in the twelve preceding months and the additional overhead costs associated with these openings have been a major factor in the $1.1 million (14%) and $2.9 million (12%) increase in other operating expenses during the quarter and nine month periods just ended as compared to the same periods in 1996, respectively.

   Legal expenses incurred with the Alabama lawsuits also added to the current year-to-date increase in other operating expenses. The Company reached settlement agreements on four proceedings during the first quarter of this year. Although the Company and its employees deny that they are guilty of any wrongdoing or any breach of any legal obligation or duty to the claimants, Management, in recognition of the expense and uncertainty of litigation, felt it was in the best interest of the Company to dispose of those cases.

   The aforementioned election to be an "S Corporation" for income tax purposes and the related non-recurring transaction to expend the Company's accumulated prepaid tax asset during the nine months just ended substantially increases the effective tax rate for the current year. Also the fact that as an "S Corporation", income taxes for the Parent Company are paid by the shareholders, a comparison of effective tax rates between the comparable periods would be distorted. The Company's insurance subsidiaries will continue to be taxable entities, therefore, a provision for taxes will be included in the financial statements for their respective operations.

Liquidity:
---------
   Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. During the current year, the Company's working capital base was further enhanced with net cash flows from financing activities, excluding bank borrowings, increasing $3.7 million and collections on loans increasing $7.5 million as compared to the same nine month period a year ago. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21 million. Available borrowings were $21 million at September 30, 1997 and December 31, 1996, relating to this agreement. Another agreement provides for an additional $2 million for general operating purposes. Available borrowings under this agreement were $2 million at September 30, 1997 and December 31, 1996.

Legal Proceedings:
-----------------
   Various legal proceedings are pending against the Company in Alabama and Georgia alleging violations of consumer lending laws and violations in connection with the sale of credit insurance and loan refinancing. The financial condition and operating results of the Company could be materially affected in the event of an unfavorable outcome. However, Management believes that the Company's operations are in compliance with applicable regulations and that the actions are without merit. The Company is diligently contesting the remaining complaints.

New Accounting Standards:
------------------------
   In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share", that specifies the computation, presentation and disclosure requirements for earnings per share. The Company will be required to adopt the new Standard in the 1997 fourth quarter. Based on a preliminary evaluation of this Standard's requirements, the Company does not expect the per share amounts reported under SFAS 128 to be materially different from those calculated and presented under APB Opinion 15.

   In June 1997, the FASB issued Financial Accounting Standard Number 130 (SFAS 130) "Reporting Comprehensive Income," effective for fiscal years beginning after December 31, 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Based on current accounting standards, this new accounting statement is not expected to have a material impact on the Company's consolidated financial statements. The Company will adopt this accounting standard in 1998.

   Also in June 1997, the FASB issued Financial Accounting Standard Number 131 (SFAS 131) "Disclosure about Segments of an Enterprise and Related Information," effective for financial statements beginning after December 31, 1997. This statement requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance. Disclosures for each segment are similar to those required under current standard, with the addition of certain quarterly disclosure requirements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company does not expect this statement to have a material impact on the Company's consolidated financial statements.

                   1st FRANKLIN FINANCIAL CORPORATION
             CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                 September 30,  December 31,
                                                     1997           1996
                                                 ------------   ------------
                                                  (Unaudited)     (Audited)

                                 ASSETS

CASH AND CASH EQUIVALENTS . . . . . . . . . . .  $ 26,839,122   $ 27,432,705
                                                 ------------   ------------

LOANS, net. . . . . . . . . . . . . . . . . . .   130,183,598    129,684,119
                                                 ------------   ------------

INVESTMENT SECURITIES:
  Available for Sale, at fair market value. . .    28,386,913     20,783,883
  Held to Maturity, at amortized cost . . . . .     2,500,786      2,946,099
                                                 ------------   ------------
                                                   30,887,699     23,729,982
                                                 ------------   ------------

OTHER ASSETS. . . . . . . . . . . . . . . . . .    10,405,361     11,057,544
                                                 ------------   ------------

          TOTAL ASSETS. . . . . . . . . . . . .  $198,315,780   $191,904,350
                                                 ============   ============


                     LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT . . . . . . . . . . . . . . . . . .  $ 98,452,962   $ 94,739,841
OTHER LIABILITIES . . . . . . . . . . . . . . .     9,726,717      8,807,990
SUBORDINATED DEBT . . . . . . . . . . . . . . .    36,437,742     34,942,463
                                                 ------------   ------------

     Total Liabilities. . . . . . . . . . . . .   144,617,421    138,490,294
                                                 ------------   ------------

STOCKHOLDERS' EQUITY:
  Common Stock. . . . . . . . . . . . . . . . .       170,000        170,000
  Net Unrealized Gain on Investment
    Securities Available for Sale . . . . . . .       243,867         43,288
  Retained Earnings . . . . . . . . . . . . . .    53,284,492     53,200,768
                                                 ------------   ------------
     Total Stockholders' Equity . . . . . . . .    53,698,359     53,414,056
                                                 ------------   ------------
          TOTAL LIABILITIES AND
              STOCKHOLDERS' EQUITY. . . . . . .  $198,315,780   $191,904,350
                                                 ============   ============


        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                       1st FRANKLIN FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME

                                   Quarter Ended         Nine Months Ended
                                    September 30            September 30
                             -----------------------  -----------------------
                                    (Unaudited)              (Unaudited)
                                 1997        1996         1997        1996
                                 ----        ----         ----        ----
INTEREST INCOME. . . . . . . $10,785,402 $10,285,749  $31,951,037 $30,237,097

INTEREST EXPENSE . . . . . .   2,245,130   2,107,581    6,570,662   6,171,363
                             ----------- -----------  ----------- -----------
NET INTEREST INCOME. . . . .   8,540,272   8,178,168   25,380,375  24,065,734

  Provision for
    Loan Losses. . . . . . .   1,673,320   1,638,581    4,254,047   3,813,237
                             ----------- -----------  ----------- -----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES.   6,866,952   6,539,587   21,126,328  20,252,497
                             ----------- -----------  ----------- -----------
NET INSURANCE INCOME . . . .   3,331,407   3,430,753   10,156,327   9,939,399
                             ----------- -----------  ----------- -----------
OTHER REVENUE. . . . . . . .     114,880     118,320      363,041     323,234
                             ----------- -----------  ----------- -----------
OTHER OPERATING EXPENSES:
  Personnel Expense. . . . .   5,265,584   4,618,551   15,591,693  14,336,442
  Occupancy. . . . . . . . .   1,279,765   1,082,115    3,714,225   3,198,968
  Other. . . . . . . . . . .   1,973,733   1,756,706    7,103,608   5,965,543
                             ----------- -----------  ----------- -----------
     Total . . . . . . . . .   8,519,082   7,457,372   26,409,526  23,500,953
                             ----------- -----------  ----------- -----------
INCOME BEFORE INCOME TAXES .   1,794,157   2,631,288    5,236,170   7,014,177

  Provision for Income Taxes
    Current Provision. . . .     264,860     853,215      949,426   1,952,559
    Deferred Tax Provision
      (See Note 5) . . . . .      25,052    (122,011)   3,621,750     (36,436)
                             ----------- -----------  ----------- -----------
                                 289,912     731,204    4,571,176   1,916,123
                             ----------- -----------  ----------- -----------
NET INCOME . . . . . . . . .   1,504,245   1,900,084      664,994   5,098,054

RETAINED EARNINGS, begin . .  51,886,882  50,433,042   53,200,768  47,325,758

  Dividends / Distributions
    on Common Stock. . . . .     106,635      90,685      581,270     181,371
                             ----------- -----------  ----------- -----------
RETAINED EARNINGS, end . . . $53,284,492 $52,242,441  $53,284,492 $52,242,441
                             =========== ===========  =========== ===========
EARNINGS PER SHARE:
  Voting Common Stock; 1700
    Shares outstanding all
    periods) . . . . . . . .      $ 8.85     $ 11.18       $ 3.91     $ 29.99
  Non-Voting Common Stock;
    168,300 Shares
    Outstanding 9/30/97. . .      $ 8.85     $ 11.18       $ 3.91     $ 29.99
                                  ======     =======       ======     =======
          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                       1st FRANKLIN FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              Increase (Decrease) in Cash and Cash Equivalents
                                                         Nine Months Ended
                                                           September 30
                                                 ----------------------------
                                                           (Unaudited)
                                                      1997            1996
CASH FLOWS FROM OPERATING ACTIVITIES:                 ----            ----
 Net Income. . . . . . . . . . . . . . . . . .   $   664,994      $ 5,098,054
 Adjustments to reconcile net income to
 net cash  . provided by operating activities:
   Provision for Loan Losses . . . . . . . . .     4,254,047        3,813,237
   Depreciation and Amortization . . . . . . .       855,485          808,096
   Deferred Income Taxes . . . . . . . . . . .     3,621,749               --
   Other, net. . . . . . . . . . . . . . . . .       (19,548)         (71,975)
   (Increase) in Miscellaneous assets. . . . .      (609,653)      (1,286,232)
   (Decrease) Increase in Accounts Payable
     and Accrued Expenses. . . . . . . . . . .      (586,334)          54,487
                                                 -----------      -----------
         Net Cash Provided by
           Operating Activities. . . . . . . .     8,180,740        8,415,667
                                                 -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Loans Originated or purchased . . . . . . . .   (83,450,261)     (80,240,730)
 Loan Payments . . . . . . . . . . . . . . . .    78,696,735       71,158,192
 Purchases of marketable debt securities . . .   (19,275,084)      (7,345,008)
 Principal payments on securities  . . . . . .       270,865          407,347
 Sales of marketable securities. . . . . . . .       325,000          768,750
 Redemptions of securities . . . . . . . . . .    11,770,000        3,200,000
 Other, net. . . . . . . . . . . . . . . . . .    (1,738,708)        (660,682)
                                                 -----------      -----------
    Net Cash Provided by
          Operating Activities . . . . . . . .   (13,401,453)     (12,712,131)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase (Decrease) in Senior Debt. . . . . .     3,713,121       (2,101,594)
 Subordinated Debt Issued. . . . . . . . . . .     5,150,100        6,335,536
 Subordinated Debt redeemed. . . . . . . . . .    (3,654,821)      (2,709,588)
 Dividends / Distributions Paid. . . . . . . .      (581,270)        (181,371)
                                                 -----------      -----------
    Net Cash Provided by
         Financing Activities. . . . . . . . .     4,627,130        1,342,983
                                                 -----------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS. . . . . . . . . . . . .      (593,583)      (2,953,481)

CASH AND CASH EQUIVALENTS, beginning . . . . .    27,432,705       30,513,593
                                                 -----------      -----------
CASH AND CASH EQUIVALENTS, ending. . . . . . .   $26,839,122      $27,560,112
                                                 ===========      ===========

Cash Paid during the period for: Interest. . .   $ 6,443,532      $ 6,109,841
                                 Income Taxes.   $ 1,280,958      $ 1,679,197

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                      -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1996 and for the years then ended included in the Company's December 31, 1996 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 1997 and December 31, 1996 and the results of its operations and its cash flows for the nine months ended September 30, 1997 and 1996. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

5. Deferred tax provision for September 30, 1997 includes a $3.6 million one time non-recurring charge to expense accumulated prepaid tax January 1, 1997 as a result of the Company electing "S corporation" status for income tax reporting purposes.

                            BRANCH OPERATIONS
                             -----------------
          Isabel Vickery Youngblood . . . . . Senior Vice President
          A. Jarrell Coffee . . . . . . . . . Vice President
          Jack R. Coker . . . . . . . . . . . Vice President

          Robert J. Canfield  . . . . . . . . Area Vice President
          J. Michael Culpepper  . . . . . . . Area Vice President
          Ronald F. Morrow  . . . . . . . . . Area Vice President

                                SUPERVISORS
                                -----------

Regina Bond        Jack Hobgood      Mike Lyles           Darryl Parker
Ronald Byerly      Bruce Hooper      Johnny McEntyre      Henrietta Reathford
Susie Cantrell     Janice Hyde       Brian McSwain        Timothy Schmotz
Donald Carter      Judy Landon       Dianne Moore         Barbara Sims
Tony Ellison       Jeff Lee          Melvin Osley         Gaines Snow
Donald Floyd       Tommy Lennon      Dale Palmer          Marc Thomas

                                 OFFICES
                                 -------
Alabama Offices:   Georgia Offices:  Georgia Offices:  Louisiana Offices:
---------------    ---------------   ---------------   -----------------
Alexander City     Blue Ridge        Hinesville        Jena
Andalusia          Bremen            Hogansville       Marksville
Arab               Brunswick         Jackson           Natchitoches
Athens             Buford            Jasper            Pineville
Bessemer           Butler            Jefferson
Birmingham         Cairo             Jesup             Mississippi Offices:
Clanton            Calhoun           LaGrange          -------------------
Cullman            Canton            Lavonia           Carthage
Decatur            Carrollton        Lawrenceville     Columbia
Dothan             Cartersville      Madison           Grenada
Enterprise         Cedartown         Manchester        Gulfport
Fayette            Chatsworth        McDonough         Hattiesburg
Florence           Clarkesville      McRae             Jackson
Gadsden            Claxton           Milledgeville     Pearl
Geneva             Clayton           Monroe            Picayune
Hamilton           Cleveland         Montezuma
Huntsville         Cochran           Monticello        South Carolina Offices:
Jasper             Commerce          Moultrie          ----------------------
Madison            Conyers           Nashville         Aiken
Moulton            Cordele           Newnan            Anderson
Muscle Shoals      Cornelia          Perry             Cayce
Opp                Covington         Richmond Hill     Clemson
Ozark              Cumming           Rome              Columbia
Prattville         Dallas            Royston           Conway
Russellville       Dalton            Sandersville      Easley
Scottsboro         Dawson            Savannah          Florence
Selma              Douglas           Statesboro        Gaffney
Sylacauga          Douglasville      Swainsboro        Greenville
Troy               Eastman           Sylvania          Greenwood
Tuscaloosa         Elberton          Sylvester         Greer
                   Ellijay           Thomaston         Lancaster
Georgia Offices:   Forsyth           Thomson           Laurens
---------------    Fort Valley       Tifton            Orangeburg
Adel               Gainesvile        Toccoa            Rock Hill
Albany             Garden City       Valdosta          Seneca
Alma               Georgetown        Vidalia           Spartanburg
Americus           Greensboro        Warner Robins     Union
Athens             Griffin           Washington        York
Bainbridge         Hartwell          Waycross
Barnesville        Hawkinsville      Winder
Baxley             Hazlehurst
Blakely

                                DIRECTORS
                                ---------

                           Ben F. Cheek, III
                  Chairman and Chief Executive Officer
                   1st Franklin Financial Corporation

                            Lorene M. Cheek
                               Homemaker

                            Jack D. Stovall
               President, Stovall Building Supplies, Inc.

                         Dr. Robert E. Thompson
                        Physician, Toccoa Clinic




                           EXECUTIVE OFFICERS
                           ------------------

                           Ben F. Cheek, III
                  Chairman and Chief Executive Officer

                            T. Bruce Childs
                 President and Chief Operating Officer

                            A. Roger Guimond
               Vice President and Chief Financial Officer

                              Lynn E. Cox
                               Secretary

                             Linda L. Sessa
                               Treasurer




                                COUNSEL
                                -------

                       Jones, Day, Reavis & Pogue
                       3500 One Peachtree Center
                       303 Peachtree Street, N.E.
                      Atlanta, Georgia  30308-3242




                                AUDITORS
                                --------
                          Arthur Andersen LLP
                       133 Peachtree Street, N.E.
                        Atlanta, Georgia  30303